Exhibit 99.11

UNDERTAKING

To: Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
(collectively, the "**Commissions**")

Re: SolarBank Corporation (the "**Corporation**")
Final Long Form Prospectus of the Corporation dated February 10, 2023 (the "**Prospectus**")
SEDAR Project: 03453006

The Issuer hereby undertakes that it will file, with each of the Commissions, the material contracts and documents affecting the rights of securityholders (collectively, the "**Documents**"), in accordance with subsections 9.2(a)(xii) and (xii.1) of National Instrument 41-101 - *General Prospectus Requirements*, promptly and in any event no later than seven days after execution of the Documents or after the Documents become effective, as the case may be.

DATED as of February 10, 2023.

SOLARBANK CORPORATION

DocuSigned by:

Per: ______________________
0E2474B3DE9A441...

Name: Richard Lu
Title: President and Chief Executive Officer